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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2 (b)

(Amendment No.         )*

Vitran Corporation Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

92850E107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-(c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92850E107	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON ALLIANZ GLOBAL INVESTORS MANAGEMENT PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 767,699
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 767,699

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 92850E107	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 767,699
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 767,699

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 92850E107	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON OPPENHEIMER CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 767,699
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 767,699

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 767,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 92850E107	13G	Page 5 of 9 Pages

Item 1	(a)	Name of Issuer:

Vitran Corporation Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

185 The West Mall, Suite 701 Toronto, Ontario, Canada M9C 5L5

Item 2	(a)	Name of Person Filing:

Allianz Global Investors Management Partners LLC (“AGIMP”) Nicholas-Applegate Capital Management LLC (“NACM”) Oppenheimer Capital LLC (“OpCap”)

	(b)	Address of Principal Business Office:

AGIMP: 680 Newport Center Drive, Suite 250, Newport Beach, CA 92660 NACM: 600 West Broadway, Suite 2900, San Diego, CA 92101 OpCap: 1345 Avenue of the Americas, New York, NY 10105

	(c)	Citizenship:

All of the filers are organized in Delaware

	(d)	Title of Class of Securities:

Common Shares

	(e)	CUSIP Number:

92850E107

CUSIP NO. 92850E107	13G	Page 6 of 9 Pages

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

	(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J); or

	(k)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution .

Item 4	Ownership.

	(a)	Amount beneficially owned:

767,699

	(b)	Percent of Class:

5.7%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:

-0-

		(ii)	Shared power to vote:

NACM: 170,804 OpCap: 596,895

		(iii)	Sole power to dispose or direct the disposition of:

-0-

		(iv)	Shared power to dispose or direct the disposition of:

NACM: 170,804 OpCap: 596,895

CUSIP NO. 92850E107	13G	Page 7 of 9 Pages

Each of AGIMP, NACM and OpCap is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The securities reported herein are held by investment advisory clients or discretionary accounts of which NACM or OpCap is the investment adviser. Investment advisory contracts grant to each of NACM or OpCap voting and/or investment power over the securities held by its clients or in accounts that it manages. As a result, each may be deemed to be the beneficial owner of the securities owned by such clients or accounts within the meaning of rule 13d-3 under the Act. As such, this Item 4 discloses the amount of such securities held in portfolios that each of NACM and OpCap manages on a disaggregated basis. Each of the filers also disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

NACM and OpCap are wholly-owned subsidiaries of AGIMP, and these three entities have certain officers in common. AGIMP is a wholly owned subsidiary of Allianz Global Investors of America, L.P. (“AGI LP”). In accordance with Securities Exchange Act Release No. 39538, this filing reflects securities beneficially owned by AGIMP, NACM and OpCap, but not securities, if any, beneficially owned by other affiliates of AGI LP. Each of NACM, OpCap and AGIMP is filing this Schedule 13G jointly, but not as a member of a group, and each of them expressly disclaims membership in a group.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Each of NACM and OpCap’s clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. No one client holds more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 4.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

CUSIP NO. 92850E107	13G	Page 8 of 9 Pages

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2009

ALLIANZ GLOBAL INVESTORS MANAGEMENT PARTNERS LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

OPPENHEIMER CAPITAL LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

CUSIP NO. 92850E107	13G	Page 9 of 9 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, each of the undersigned hereby constitutes and appoints Allianz Global Investors Management Partners LLC, a Delaware limited liability company, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Date: February 11, 2009

ALLIANZ GLOBAL INVESTORS MANAGEMENT PARTNERS LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary

OPPENHEIMER CAPITAL LLC

By:	/s/ Kellie E. Davidson
Kellie E. Davidson, Assistant Secretary